UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated January 19, 2012.

Exhibit 99.1

GOLAR WINTER CONTRACT EXTENSION AND MODIFICATION

Golar LNG Partners LP (NASDAQ: GMLP) (“Golar Partners” or “the Partnership”) announces today that it has reached agreement with Petrobras to make certain modifications to the Golar Winter floating storage and regasification unit (“FSRU”) and to extend the term of the contract by 5 years to 2024.

Petrobras have taken the decision to move the Golar Winter FSRU from its present site in Rio de Janeiro to Bahia and as a consequence the vessel will require certain modifications including the addition of LNG loading arms. Golar Partners has agreed to make these modifications and Petrobras have agreed to an increase in the charter rate in return for the upgrades to be made to the vessel.

In addition to the 5 year extension, Golar Partners will receive, in nominal terms, approximately $24 million in additional revenue over the term of the contract before the effect of rate escalation as provided for in the time charter.

The vessel is due to be delivered at its new site in the third quarter 2013 at which point the new charter rate will commence. The vessel is expected to incur offhire time of approximately the same amount as would be incurred during its normal five yearly drydocking, which will be undertaken at the same time. Golar Partners will enter into an agreement with Golar LNG Limited under which Golar LNG Limited will undertake the modification work.

Golar Partners will finance the modification work with cash and undrawn credit facilities but may also take the commitment into account in future debt or equity transactions.

This contract extension increases the Partnerships average contract term to approximately 9.2 years which is increased from an approximate 8.2 year average as at December 31, 2011, and will provide significant stability of cash flow in the longer term.

Golar LNG Partners total contracted revenue backlog will increase to $1.9 billion.

Hamilton, Bermuda

January 19, 2012

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

Graham Robjohns

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: January 19, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer